Buenos Aires, April 8th, 2020.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:    Relevant Event. Credit rating of the company´s bonds

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) in order to inform that, in line with the review of the Argentinian sovereign credit rating, Moody’s Investors Service resolved to review the credit rating of the Company´s bonds with maturity date in 2023, 2027 and 2029 (the “Bonds”), from “Caa1” to “Caa3”, with a negative outlook. The mentioned credit rating was provided in an international scale.

Sincerely,

________________________________

Victoria Hitce

Head of Market Relations